I, Diego R Mendes Alves certify that:

(1) the financial statements of Pet & Tie INC included in this Form are true and complete in all material respects; and

(2) the tax return information of Pet & Tie INC included in this Form reflects accurately the information reported on the tax return for Pet & Tie INC filed for the fiscal year ended on December 31, 2017.

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Diego R Mendes Alves

March 30, 2018.

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.